Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of significant subsidiaries of the Registrant.

Subsidiary	Jurisdiction of Incorporation
Amerisource Receivables Financial Corporation	Delaware
AmerisourceBergen Drug Corporation	Delaware
AmerisourceBergen Global Holdings GmbH	Switzerland
AmerisourceBergen Global Manufacturer Services GmbH	Switzerland
AmerisourceBergen Group AG	Switzerland
AmerisourceBergen Luxembourg S.a.r.L.	Luxembourg
AmerisourceBergen Services Corporation	Delaware
AmerisourceBergen Specialty Group, LLC	Delaware
ASD Specialty Healthcare, LLC	California
BPL Group, LLC	Delaware
BPLH Ireland Unlimited Company	Ireland
MWI Veterinary Supply, Co.	Idaho
MWI Veterinary Supply, Inc.	Delaware
World Courier Group S.à r.l.	Luxembourg